October 23, 2017

Dear Mr. Rosenberg:

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 11, 2017, relating to the Form 10-K for the fiscal year ended December 31, 2016, (the “Form 10-K”) of Maiden Holdings, Ltd. (the “Company”).

Set forth below is our response to the Staff comment. For your convenience, we have included the comment from the Staff in italicized type and have followed with our response.

Notes to Consolidated Financial Statements

Note 9. Reserve for Loss and Loss Adjustment Expenses, page F-32

1.	We have the following observations, regarding the paid and incurred loss triangles for each line of business that you provided in response to prior comments 1 and 2:
•	Favorable loss development for certain lines of business obscured unfavorable loss development for other lines of business. For example:
o	For the 2015 accident year as it developed in 2016 within the AmTrust Reinsurance segment, unfavorable loss development of $19 million for the General Liability line of business was obscured by favorable loss development of $24 million for the Workers Compensation line of business.
o	For the 2014 accident year as it developed in 2015 within the Diversified Reinsurance segment, unfavorable loss development of $28 million for the US Property and International lines of business was obscured by favorable loss development of $47 million for the US Casualty line of business.
•	The claims duration table on page 14 of your response shows that the average annual payout of claims can differ significantly depending on the line of business within each segment. For example, the average annual payout for the lines of business, Other (Including Retrocessional Programs), paid out 62% in year 1, as compared to 28.4% for the entire AmTrust Reinsurance segment.

These observations appear to indicate that aggregation at the segment level obscures the meaningful trending information for investors about the magnitude, timing and uncertainty of cash flows, associated with the liability for incurred losses and LAE. As a result, we believe that further disaggregation of your segment loss triangles is necessary. Refer to ASC 944-40-50-4H.

Page | 1

The Company acknowledges your observation and we confirm that for future Forms 10-K, beginning with the Form 10-K filing for the year ending December 31, 2017, the Company will disclose Note 9 tables with disaggregation as follows:

AmTrust segment:

•	Master Quota Share Workers’ Compensation
•	Master Quota Share Commercial Auto Liability
•	Master Quota Share General Liability
•	Hospital Liability
•	Other (Including Retrocessional Programs)

Diversified segment:

•	Diversified US Casualty
•	Diversified US Property
•	Accident & Health
•	International Insurance Services

As future business circumstances emerge we will consider whether or not additional disaggregation is needed in accordance with ASC 944-40-50-4H.

2.	Regarding your adverse loss development, which amounted to $219.4 million in 2016, please provide us with the following:
•	A reconciliation of the aggregate net loss development of $219.4 million to the net loss development for each line of business in 2016 in the disaggregated paid and incurred loss triangles. In this regard, it appears that the sum of the net loss development reflected in each of these disaggregated loss triangles is significantly lower than the $219.4 million disclosed on page F-32.
•	A disaggregated analysis of the $219.4 million net loss development by line of business explaining the underlying causal factors.
•	An explanation of the reinsurance arrangements governing “new premium ceded in 2016 on prior underwriting year contracts” and quantification of the impact on your operating results. In this regard, tell us how these arrangements have been presented in the applicable paid and incurred loss triangles.

There are two causes of the difference between the $219 million of net incurred losses related to prior years in note 9 of our Form 10-K and the incurred loss changes reflected in the disaggregated triangles. The first and largest impact is from foreign exchange. The $219 million of incurred losses are impacted by foreign exchange changes that occurred throughout the year. Conversely, as disclosed in note 9a) of the 10K, the loss incurred and paid triangles on pages F-34 & F-35 were translated at the December 31, 2016 spot rate, in accordance with the guidance provided by the SEC during meetings with the AICPA’s Insurance Experts Panel in November 2016, in order to eliminate the impact of the foreign exchange changes from the loss development tables. Due to the strengthening of the dollar versus primarily the Euro and British Pound, the Company’s loss reserves for prior year increased by $21.5 million more than what is shown in the tables on pages F-34 and F-35. Secondly, the loss tables were provided for only ongoing business segments. The “Other” category, shown in the table at the end of note 9, contained $14.6 million of adverse development resulting in total net reserves of $22 million, which are less than 1% of the Company’s 12/31/2016 net reserves. This category consists solely of the remaining reserves of our Excess and Surplus lines property business that we sold in 2013 and the automobile quota share with National General that was mutually agreed to be terminated on a run-off basis on August 1, 2013.

Page | 2

The complete reconciliation of the $219 million stated net loss development to amounts shown in the loss tables is shown in the table that follows.

As discussed in note 9, page F-32, while prior year incurred losses increased by $219 million during 2016, the Company recorded $165 million of prior year development. The $165 million of adverse development consisted of $97 million in the Diversified segment, $54 million in the AmTrust segment and $14 million in the “Other” category. The impact of adjustable commissions on prior year development was less than $1 million in 2016. The primary difference between the $219 million of increase in prior year incurred losses and the $165 million of adverse development was the losses which were associated with new premiums in the AmTrust segment. As stated in the Critical Accounting Policies section on page 65 of our Form 10-K, initial estimates of written premium are recognized in the period in which the underlying risks are incepted. Subsequent adjustments, based on reports of actual premium by ceding companies, or revisions in estimates, are recorded in the period in which they are determined. Reinsurance premiums assumed are generally earned on a pro rata basis over the terms of the underlying policies or reinsurance contracts. The new premium ceded during 2016 for prior accident years is the result of differences between actual and recorded premiums, including accruals, at the prior year end. The new premium has losses associated with it and both are attributed to the correct accident year but recorded in the 2016 calendar year. The combined ratio associated with this premium was 98.4%. Our operating results for the year included the 1.6% margin on premiums from prior accident years that were reported and earned in 2016, the impact of which is estimated to be less than $1 million.

Page | 3

The adverse development recorded in the AmTrust segment was $54 million, which is the $108 million shown in the Note 9 tables less the $54 million of losses from the new premiums discussed above. Increases in reserves were recorded in commercial auto and general liability, and to a lesser extent workers’ compensation, where loss emergence during 2016 exceeded expectations. The largest reserve increase was taken in the commercial auto line of business, a line that has been developing adversely for many market participants. The AmTrust Other category ran off favorably during 2016 primarily due to property loss emergence for accident year 2015 that was better than expected.

Within the Diversified segment, as discussed in note 9 on page F-32, the Company recognized adverse development of $96.8 million. Most of this adverse development during 2016, $86.4 million, was recorded in the casualty category. These adverse calendar year results were influenced by heavier than expected loss emergence of commercial auto claims, although the Company reassessed its overall casualty reserve position and increased reserves for casualty as part of the year end reserve charge. Property results also ran off worse than expected with $4.6 million of additional reserve added, with the increase primarily in accident year 2015. Accident and Health contracts had very modest favorable development in 2016 and this category remains a very small part of overall reserves with just under $54 million of reserves at December 31 2016, most associated with the current accident year. International was adverse by $5.6 million ($6.3 million including the impact of the foreign exchange movement for international). These reserves are attributable primarily to personal auto quota share exposures and loss emergence for this business was greater than expected during 2016.

I am available to discuss any of these comments at your convenience.

Sincerely,

Karen Schmitt

Chief Financial Officer

Maiden Holdings, LTD.

Page | 4